Replimune Group, Inc.

18 Commerce Way

Woburn, MA  01801

July 17, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Dorrie Yale

Re:	Replimune Group, Inc. Registration Statement on Form S-1 (Registration No. 333-225846)

Dear Ms. Yale:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-225846) (the “Registration Statement”) of Replimune Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:30 p.m., Eastern time, on July 19, 2018, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Gitte J. Blanchet at (617) 951-8211.

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Very truly yours,

Replimune Group, Inc.

	By:	/s/ Robert Coffin
Robert Coffin
President and Chief Executive Officer

CC:	Philip Astley-Sparke, Replimune Group, Inc.
Timothy J. Corbett, Morgan, Lewis & Bockius LLP
Gitte J. Blanchet, Morgan, Lewis & Bockius LLP
William V. Fogg, Cravath, Swaine & Moore LLP
Johnny G. Skumpija, Cravath, Swaine & Moore LLP

[Signature Page to Request for Acceleration of Effectiveness of Registration Statement]